


05036959

.COMMISSION

Washington, D.C. 20549

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RECD S.E.C.

FEB 28 2005

816

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

2480 SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2480 KETTERING TOWER   40 N MAIN STREET

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

DAYTON   OH   45423

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA E. RINDLER   (937) 222-9531 EXT. 223

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG

(Name – *if individual, state last, first, middle name*)

FIFTH THIRD CENTER, SUITE 1800, 110 N MAIN STREET, DAYTON, OH 45402

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 15 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

5.5

OATH OR AFFIRMATION

I, DEBRA E. RINDLER , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 2480 SECURITIES LLC , as of DECEMBER 31 , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMALA J. MILLER, Notary Public
In and for the State of Ohio
My Commission Expires July 6, 2007

Debra E. Rindler
Signature

CHIEF FINANCIAL OFFICER
Title

Pamala Miller
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

2480 Securities LLC

Year Ended December 31, 2004
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

Financial Statements

2480 Securities LLC

Years Ended December 31, 2004

Table of Contents



ᴱᴵ **Ernst & Young** LLP
Fifth Third Center
Suite 1800
110 North Main Street
Dayton, OH 45402

ᴮ Phone: (937) 223-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

Shareholders of
2480 Securities LLC

We have audited the accompanying statement of financial condition of 2480 Securities LLC as of December 31, 2004, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 2480 Securities LLC at December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 28, 2005

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	101,872
Investments, at market value		133,597
Accounts receivable from broker-dealers		108
Prepaid expenses		13,191
Total assets	$	248,768

Liabilities and shareholders' equity

Liabilities:

Payable to affiliates	$	108,222
Payables to broker-dealers		6,211
Total liabilities		114,433

Shareholders' equity:

Membership interest, $10 par value, 100 shares authorized and outstanding		1,000
Paid-in capital		759,000
Retained deficit		(625,665)
Total shareholders' equity		134,335
Total liabilities and shareholders' equity	$	248,768

See accompanying notes.

2480 Securities LLC

Statement of Operations

Year Ended December 31, 2004

Revenue

Commissions	$	996
Distribution fees		96,070
Dividend income		530
		97,596

Expenses

Commissions paid to brokers	8,430
Distribution fees paid to brokers	128,732
Registration expense	22,708
Other	19,701
	179,571

Net loss	$	(81,975)

See accompanying notes.

2480 Securities LLC

Statement of Changes in Shareholders' Equity

	Membership Interest	Paid-In Capital	Retained Deficit	Total Shareholders' Equity
Balance at January 1, 2004	$ 1,000	$ 659,000	$ (543,690)	$ 116,310
Capital contribution from Parent		100,000	-	100,000
Net loss	-	-	(81,975)	(81,975)
Balance at December 31, 2004	$ 1,000	$ 759,000	$ (625,665)	$ 134,335

See accompanying notes.

2480 Securities LLC

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities

Net loss	$	(81,975)
Adjustments to reconcile net loss to net cash used by operating activities:		
Sale of investments		7,876
Decrease in accounts receivable from broker-dealers		406
Decrease in prepaid expenses		3,367
Decrease in payable to affiliate		(15,783)
Increase in payable to brokers		242
Net cash used by operating activities		(85,867)

Financing activities

Capital contribution from Parent		100,000
Net cash provided by financing activities		100,000
Net increase in cash and cash equivalents		14,133
Cash and cash equivalents, beginning of year		87,739
Cash and cash equivalents, end of year	$	101,872

See accompanying notes.

2480 Securities LLC

Notes to Financial Statements

December 31, 2004

1. Organization and Business

2480 Securities LLC (the Company), a nonpublic broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc., was incorporated in January 1997 and commenced operations on April 28, 1997 for the purpose of engaging in brokerage activities. The Company will cease to exist thirty years after the incorporation date. C.H. Dean & Associates, Inc. is the majority (99% ownership) shareholder of the Company. All of the Company's operations relate to the sale of shares of the Dean Family of Funds, an affiliated entity.

2. Significant Accounting Policies

Customer Accounts

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all assets with a maturity of three months or less to be cash and cash equivalents whose carrying amounts approximate fair value.

Investments

Investments are carried at market value, which equals cost. Fair values for these funds are based on quoted market prices of comparable instruments.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur. Distribution fees are recognized on a quarterly basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Income Taxes

No provision for income taxes has been made as the Company's shareholders have elected to include the Company's income in their own income for federal and state income tax purposes. Accordingly, the Company is not liable for income tax payments.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Commission. Under the Rule, the most restrictive conditions to the Company at December 31, 2004 are the following:

Minimum net capital, as defined, shall be $5,000 or 6 2/3 percent of aggregate indebtedness, as defined, whichever is greater.

The ratio of aggregate indebtedness, as defined, to net capital, as defined, shall not exceed 15 to 1, and the Company capital may not be withdrawn if this ratio exceeds 10 to 1.

At December 31, 2004, the Company's net capital was $118,364 which was $110,735 in excess of its minimum of $7,629, 6 2/3 percent of its aggregate indebtedness. The ratio of aggregate indebtedness to net capital was .97 to 1 at December 31, 2004.

C.H. Dean & Associates, Inc., the majority shareholder of the Company, has agreed to provide additional capital as necessary to meet the minimum capital requirements.

4. Related-Party Transactions

During 2004, the Company received $996 in commission income and $94,031 in distribution fees relating to sales of shares in the Dean Family of Funds.

During 2004, the Company also paid $8,430 in commissions and $34,701 in distribution fees to unaffiliated brokers relating to sales of shares of the Dean Family of Funds. At December 31, 2004, the Company had a payable of $108,222 to its majority shareholder for expenses paid by the shareholder on behalf of the Company.

The Company does not incur any payroll expense, lease expense, depreciation expense or utilities expense as the office space and employees are provided by the Company's majority shareholder, at no charge.

2480 Securities LLC

Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2004

Net capital		
Total shareholders' equity	$	134,335
Deductions for nonallowable items:		
Securities haircuts		2,672
Receivables and other assets		108
Prepaid expenses		13,191
Total deductions		15,971
Net capital	$	118,364
Aggregate indebtedness		
Payable to affiliates	$	108,222
Payables to brokers (Excludes effect of negative payables)		6,211
Aggregate indebtedness	$	114,433
Net capital requirement		
6 2/3% of aggregate indebtedness, subject to a minimum requirement of $5,000	$	7,629
Excess net capital	$	110,735
Ratio of aggregate indebtedness to net capital		.97 to 1

There are no material differences between the above computation and the Company's computation included in Part IIA of Form X-17A-5 filed as of December 31, 2004.

2480 Securities LLC

Statement Regarding Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.


◙ Ernst & Young LLP
Fifth Third Center
Suite 1800
110 North Main Street
Dayton, OH 45402

◙ Phone: (937) 223-2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Shareholders of
2480 Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of 2480 Securities LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 28, 2005